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                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153






                                December 21, 2005



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Ms. Pamela A. Long

        Re:   Simmons Company
              Registration Statement on Form S-4
              File No. 333-124138

Dear Ms. Long:

         On behalf of our client, Simmons Company (the "Company"), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 2 to the Registration Statement on Form S-4 (the "Amendment") of the Company (File No. 333-124138, together with exhibits thereto).

         Set forth below in bold are each of the comments in the Staff's letter of September 1, 2005 and the Company's responses, including where applicable, a cross-reference to the location of changes made in response to the Staff's comment letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff's comment letter and includes the caption used in the comment letter.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 84

         1. AS PREVIOUSLY REQUESTED, THE TABLE OR THE RELATED FOOTNOTES ON PAGES 84 AND 85 SHOULD DISCLOSE THE NATURAL PERSON(S) WHO EXERCISE SOLE OR SHARED VOTING AND/OR INVESTMENT POWER OVER THE SECURITIES LISTED IN THE TABLE FOR THOMAS H. LEE PARTNERS L.P. AND AFFILIATES. YOUR REVISED DISCLOSURE SHOULD ACCOUNT FOR THE ENTIRE 71.8% INTEREST. ACCORDINGLY, PLEASE PROVIDE THE REQUESTED INFORMATION WITH RESPECT TO THOMAS H. LEE INVESTORS LIMITED PARTNERS, PUTNAM INVESTMENTS HOLDINGS, LLC, PUTNAM INVESTMENTS EMPLOYEES' SECURITIES COMPANY II, LLC, AND PUTNAM INVESTMENTS EMPLOYEES' SECURITIES COMPANY II, LLC.

         The Company has added language clarifying the natural persons who exercise sole or shared voting and/or investment power over the securities listed in the table for Thomas H. Lee


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Simmons Company
December 21, 2005
Page 2

Investors Limited Partners. See page 84. None of the Putnam entities exercise any voting and/or investment power over the securities listed in the table.

SIMMONS COMPANY FINANCIAL STATEMENTS FOR THE SIX-MONTH INTERIM PERIOD ENDED JUNE 25, 2005

E.       WARRANTIES, PAGE F-57

         2.       WE NOTE THE FOLLOWING REGARDING YOUR WARRANTY LIABILITY:

                  - IN FISCAL YEAR 2004, YOU DECREASED THE ACCRUAL FOR WARRANTIES PREVIOUSLY ISSUED BY $446,000. YOU THEN INCREASED YOUR ACCRUAL FOR WARRANTIES PREVIOUSLY ISSUED BY $1,315,000 DURING THE SIX-MONTH PERIOD ENDED JUNE 25, 2005.

                  - DURING FISCAL YEAR 2004 AND THE PREDECESSOR PERIOD FOR FISCAL YEAR 2003, YOUR WARRANTY SETTLEMENTS EXCEEDED YOUR BEGINNING WARRANTY LIABILITY BALANCE, AND IT APPEARS THIS TREND WILL CONTINUE IN FISCAL YEAR 2005.

                  - FOR THE COMBINED FISCAL YEAR 2003 PERIOD, FOR FISCAL YEAR 2004 AND THE SIX-MONTH PERIOD ENDED JUNE 25, 2005, WARRANTY SETTLEMENTS INCREASED 21%, 32% AND 40%, RESPECTIVELY. HOWEVER, NET SALES INCREASED 14% FOR THE COMBINED FISCAL YEAR 2003 PERIOD AND 8% FOR FISCAL YEAR 2004, WHEREAS NET SALES DECREASED BY 3% FOR THE SIX-MONTH PERIOD ENDED JUNE 25, 2005 VERSUS THE PRIOR YEAR PERIOD.

                  - THE PROVISION FOR NEW WARRANTIES ISSUED AS A PERCENTAGE OF NET SALES INCREASED TO .6% FOR FISCAL YEAR 2004 VERSUS .4% AND .5%, RESPECTIVELY, FOR FISCAL YEAR 2002 AND THE COMBINED FISCAL YEAR 2003 PERIOD.

         IN LIGHT OF THE ABOVE FACTS, PLEASE PROVIDE US WITH A DETAILED EXPLANATION OF HOW YOU DETERMINE THE AMOUNT OF YOUR WARRANTY LIABILITY. IN ADDITION, PLEASE REVISE YOUR RESULTS OF OPERATIONS AND CRITICAL ACCOUNTING POLICIES SECTIONS OF MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS TO ADDRESS THE TRENDS NOTED ABOVE REGARDING YOUR WARRANTY PROVISION AND LIABILITY AND TO PROVIDE A MORE COMPREHENSIVE EXPLANATION OF YOUR ESTIMATE OF WARRANTY ACCRUAL.

         The Company has had numerous conversations with the Staff regarding this comment and addressed this comment in the amended registration statement. See pages 45, F-18 and F-57.

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Simmons Company
December 21, 2005
Page 3

We would very much appreciate receiving the Staff's comments, if any, with respect to Amendment No. 2 to the Registration Statement on Form S-4 as promptly as practicable. The Company is attempting to go effective prior to December 31, 2005 if at all possible. If it would expedite the review of the materials filed herewith, please do not hesitate to call the undersigned at (212) 310-8971.

                                         Sincerely yours,



                                         /s/ Alexander D. Lynch
                                         -------------------------------
                                             Alexander D. Lynch